Filer: Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 2

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 3



     OPERATOR: Excuse me, everyone. At this time, Mr. Fabrice Klein is ready to begin the conference call. All lines will be muted during the broadcast. After the presentation we will begin the question and answer period. If you would like to ask question during this period, please press (*) and then the number one on your touch tone phone. If you're in queue and no longer wish to ask a question, simply press (*) and then the number nine. Should any participant need assistance, please disconnect and re-dial the conference number. Mr. Klein, you may begin.

     FABRICE KLEIN: Thank you. Good afternoon, and welcome to the Interland's Second Quarter 2003 Conference Call. I am Fabrice Klein, Interland's Vice-President of Strategy and Investor Relations. With me on the call today are Joel Kocher, Chairman and Chief Executive Officer of Interland; and Allen Shulman, Chief Financial Officer and General Counsel. Following prepared statements we'll open the call to questions and answers. As a reminder to those of you who would like to listen to this call later, a webcast replay will be available at www.Interland.com under the Investor Relations section. We also refer to material we have posted to our website detailing matters announcing today.

     During this conference call we will make projections and other forward-looking statements, including statements about the future operating results and cash resources of Interland, and the expected growth opportunities in the web hosting market. Actual results may differ materially from those contained in these forward-looking statements. These forward -looking statements include, but are not limited to, Interland's goals for the rest of the year, the

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 4



expected growth of Interland's business, the timing and effect of merger integration, expected cash resources, and Interland's expectations regarding its future financial results and the timing of achieving those projected results. The factors which could affect these forward -looking statements include, but are not limited to, the ability to achieve expected operating efficiencies, the ability to operate within budgeted expenses, the risks associated with integrating newly acquired technologies and products, and unanticipated costs of such integration. The ability to achieve cost savings for planned integration programs, the ability of the Company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses, and customer churn in general, customer acceptance of new products and services, the retention of key employees, investments in new business opportunities, and the impact of liability that could carry over from Microelectronic's discontinued operations.

     Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its annual report on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on form 8-K, and its proxy statements.

     Now, it is with pleasure that I turn over this call to Allen Shulman, Interland's Chief Financial Officer.

     ALLEN SHULMAN: Thanks, Fabrice. Good afternoon and thank you for joining us for our Second Quarter Earnings Conference Call. This has been a very busy quarter for us. There's a lot to talk about. I'd first like to describe the finance progress of the company during the quarter and for the balance of the

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 5



year. And then Joel will comment on our strategic focus and initiatives.

     Let me start by putting the quarter into perspective from a financial point of view. We're in the middle of a three-year plan begun when the company exited the PC and chip reclamation business in the spring of 2001, and devoted itself full-time to serving the worksite needs of small and medium size businesses. To quickly achieve mass and scale, the first year of the plan was geared to acquired as many customers as possible as quickly as possible. And between the spring of 2001 and the end of fiscal 2002 last August, the company acquired through asset sale or stock sale, the companies of eight hosting companies in the process, ending up with 11 separate data centers. The second phase of the plan, the one we're right in the middle of, is designed to, first, dramatically improve earnings by integrating all these acquisitions and eliminating costs. And second, to build the professional infrastructure to manage it now and into the future. The third phase, which starts in September, is to take a well-managed business and to grow it. Today we report on the second quarter of the second phase of the plan. Here's where we are.

     We started out with a plan to spend about 11 or 12 million dollars to integrate down to two data centers, our headquarters here in Atlanta and another in Miami. And by buying out leases and bandwidth contracts, paying severance, and pay to stay bonuses to employees, building on ongoing facilities in order to save ourselves rent at others, we would save ourselves some 13 million dollars in annualized operating costs. As we got into the process though, we discovered more opportunities. So let me give you the best example of that.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 6



     Each data center we were closing had at least two bandwidth contracts to provide redundant connectivity to the Internet. We started approaching the telecom companies to negotiate buyouts of these contracts, and it quickly became apparent that there were two types of telecoms. Those who recognized that things had dramatically changed and who wanted to ally themselves with major consumers of bandwidth going forward. And then the other group, those who wanted to ignore the changes in economic conditions and simply hope that the calendar would turn back to 2000.

     We arranged meetings with senior people at every one of these providers, and Joel met individually with many of them. We found that by forming partnerships with a select group of these telecoms, and with the enlightened ones, we were able to reduce our bandwidth costs in the fourth quarter from the
3.0 million dollars it cost us in the first quarter to 1.1 million. That means that annual savings to us is a real expense of 7.6 million dollars. To achieve these savings though, we had to restructure all of our bandwidth, not just those associated with data centers we were closing down, and to pay additional termination charges which was not anticipated in the original plan. This is one example, but we also found that we could buy out equipment leases that we had acquired along with companies, and we could save rental payments that had been negotiated when the cost of money was a multiple of what it is today. We also found that by remodeling some under-used space, we could eliminate rent in another location. All in all, we found that we could save another million dollars in quarterly operating expenses by increasing our plan transition expense by some 6.5 million dollars. Given our cash position, any time we can get a 50% return on our investment, we're going to take it. Overall now, we're

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 7



going to end up spending, cap ex and op ex together, just under 19 million dollars in transition costs. And by doing that, we're going to reduce the operating costs we had just in the first quarter of this year that ended in November by 25 million dollars in the fourth quarter that starts in two months from now on an annualized basis. Now owing primarily to 7.8 million dollars of that transition spending that we spent in this quarter, we reported today a net loss from continuing operations of 22.1 million dollars, and an EBITDA loss of
8.9 million. This loss also includes mass market development expenses through Trellix of 600,000 dollars. We had expected back in January to have what we called at that time underlying EBITDA breakeven. On a comparative basis, on the same basis, what we report today is about 520,000 dollars less than that breakeven. The difference is attributable to revenue, which declined by 1.2 million dollars or 4.25% from the first quarter. This drop-off is mainly due to our new policy of shutting down websites of customers who have invoices that are more than 30 days overdue, and then not recognizing any additional revenue at all from those customers until they become in compliance with payment terms. Our reward is that we've worked our days' sales outstanding to 23 days from the 62 days of sales we had just a year ago. In applying this procedure to our customer base we hope to substantially decrease the bad debt problems that have plagued us in the past, but at the cost of some revenue, particularly this quarter, the first quarter of the policy's adoption. Since we have a recurring revenue business, the revenue we don't have in February reduces all future months' revenue, bringing our base down even though we substantially increased the quality of our revenue. So where we hoped for an expense savings of an extra million dollars to completely offset our spending on mass market and still allow

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 8



us to report at the high end of our 3.0 to 4.0 million dollar EBITDA, we now find that the revenue drop in second quarter means that with mass market spending included, but without Hostcentric, we will be at the low end or perhaps a half a million dollars below that range. Nonetheless, even while we invest in our growth in the space of six months, we expect to have taken this company from a 2.2 million dollar EBITDA loss in the first quarter to a 2.5 to 3.0 million dollars positive EBITDA in the fourth, an improvement in virtually all of the expense reductions of some 5.0 million dollars.

     At the same time, we're going to be meaningfully improving our company by implementing a world class billing system, by improving security, by adding to our e-mail infrastructure, improving our server architecture and our quality management. And every one of these costs is absorbed in these projections.

     It's no simple task to put together a 100 million dollar company in just a couple of years from a collection of a number of smaller companies. It's even a greater challenge in the current environment to make the decision to integrate acquisitions, and you don't even have to look outside our own industry to find companies that after making acquisitions, just decided it was easier to operate multiple platforms in multiple locations, with multiple administrator systems, and to slog through the financial quarters when money is being spent and the payoff is still in the future. We believe though that it's worth dealing with two quarters of ugly financials to emerge with a solid, well-structured company that is ready to grow. That's what we've been working on during the past quarter, and will be working on over the next two months until we complete our

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                           PAGE 9



transition plan at the end of May.

     Just a word or two about our balance sheet. We end the quarter with a cash position of about 106 million dollars. This is the result of the cash portion of the Trellix acquisition of 3.1 million dollars, and of electing to pay off a number of liabilities that we reported on the balance sheet previously. Now that we're confident of our position in the fourth quarter, it makes sense to get rid of expensive debt completely and to otherwise clean up our balance sheet. We have more opportunities in this line, and for many of them a good business case can be made to pay off the liability. We'll be appropriately conservative with our cash, but when it appears prudent, you can expect us to make the right decision. We've have outlined a number of the details behind this report on our website, and we encourage you to refer to the Investor Relations section of www.interland.com to see that additional information and explanation.

     In sum, we think we're doing the right things to create an efficient, profitable company with a strong and clean balance sheet by the fourth quarter of this year. Our next task comes in Phase 3 when we turn our attention from building and improving the business to growing it. And Joel will now take you through our plans.

     JOEL KOCHER: Thank you, Allen. As Allen said, we have now entered the final stage of integrating the eight companies we acquired over the last few years. We are pleased with our progress. We continue to learn, and feel we are on track to emerge from the May quarter with a clean, formidable company that is poised to grow and lead its industry by any relevant measure. Today we also announced that we expect to over-achieve our original integration cost reduction goal, raising it by 1.0 dollars per quarter with only a little more than 60 days to go. Our

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 10



confidence in achieving our goals is reflected in today's announcement that the Interland Board of Directors has authorized the repurchase and retirement of up to 10 million dollars of Interland stock.

     During the quarter we have also strengthened the quality of our balance sheet by improving the quality of receivables, and retired debt and leases associated with some of the acquired companies. We believe this is an important step in preparing the company for clean, sustainable financial performance in Q4 and beyond. We have one more quarter of intensive integration, but by June 1st we expect our company to be operating at a positive EBITDA level and positioned to benefit from the leveraged economies of scale we have worked so very hard to earn. Since spring in the year of '01, we have made eight acquisitions, building the company to over 100 million dollars in annualized revenues. The primary motivation for this scaling phase was to capitalize on economies of scale in a business a with high fixed cost component. Said another way, once fully integrated, our incremental margin from a new dedicated server customer is estimated to exceed 60%, and for a shared server customer should exceed 75%. With that said, we understand that to have a successful and valuable company, we not only have to generate positive EBITDA and cash flow, but we must also at some point organically grow the business to take advantage of the attractive incremental margins I mentioned.

     Our plan all along has been to sequence three phases. First, to acquire for scale - completed. Second, integrate for profitability - almost completed. And thirdly, grow. With positive EBITDA clearly within reach, we have begun to increase our focus upon growth. Within this context, we had two major accomplishments during the quarter.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 11



     First, we have begun and successfully laid the ground for fiscal year '04 growth by strengthening our organic marketing efforts, not by more spend, but a higher quality team with heightened execution. I am very pleased to report that we saw substantial acceleration of growth adds in both shared and dedicated businesses in the second quarter compared to the first quarter. Shared adds grew a robust 8.1% sequentially and 26% year over year. Dedicated grew 8.9%
sequentially and 43% year over year. Once we move beyond the breakage from integrations and move all customers to the new, tighter AR policies, these add rates should enable us to show positive net growth. While generating this growth in growth add we did not use price as a lever. Our shared RPU remains flat at $28.00, and dedicated RPU actually grew nicely from $400 to $430 during the quarter, a 7.5% sequential increase.

     I am pleased to report that we have also made significant progress on reducing our marketing cost of acquisition, which is now down to $95.00 in shared, and down to $690 in dedicated. On a blended basis we have decreased cost of acquisition by a whopping 70% since quarter one of fiscal year '02.

     So I'm very pleased that we have now achieved a reasonable and workable go forward return on investment model to use in our growth of the business. This has been our objective all along. So we now have been successful in architecting an effecting growth algorithm. The success we are experiencing here is due to us beginning to leverage our relative size in the market as our brand cachet is clearly growing, our marketing clout is making an impact, and new products, such as Blue Halo, are raising the bar for the R&D efforts of our competitors.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 12



     The second key accomplishment in the quarter, and perhaps just as important, was to close on the previously announced acquisitions of Trellix. For some time we had talked about the huge opportunity to penetrate the untapped mass market. Today less than 20% of the 20 million U.S. small and very small businesses have any on-line presence - any at all. That's truly noteworthy, really almost unbelievable, given that there are now 600 million installed PC's, 700 million Internet users, and over a billion e-mail boxes at play. We believe the primary barriers to adoption have been the lack of technical savvy and the cost barrier to trial, that is the initial cost of setting up a website. With the acquisition of Trellix, the clear leader in SMB on-line website publishing and on-line marketing tools, we have now positioned Interland to penetrate these 16 million SMB's who have no effective on-line presence, or no on-line presence at all. Previously our business had been to provide hosting services to only customers that already had a website. With these new software tools, we will be able to provide a total solution, including on-line search, which has been recently a very big topic I think in the industry, e-mail and coupon marketing, as well as some site creation greatly expanding our addressable market opportunities. Consequently, we plan to invest up to 1.5 million dollars each quarter over the next two quarters to test specific go to market vertical solutions and distribution channels so that we can initiate a full scale rollout at the beginning of fiscal year '04 in September. Tackling the mass market is clearly a discretionary investment. But we believe it will be our primary fuel for growth next year and beyond. Remember, our goal is to have a high growth and highly profitable model, not just highly profitable.

     In summary, we are now squarely in the final phase of our integration process. We should generate healthy levels of EBITDA beginning in June. We're

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 13



the only player in the hosting market that has ever been willing to endure and execute a full scale integration and professionalization effort in order to build a scale hosting business. Make no mistake about it, this has been very challenging to do. I also have no doubt it has been challenging for our investors to have the patience and confidence to support us during this process. However, we stand on the cusp of completion, and today have authorized the buyback of Interland shares as a sign of our confidence in the near-term and the long-term value of this business, and to reward those investors who continue to support our mission. Thank you. With that, Fabrice, I'll turn it back over to you for Q&A.

     FABRICE KLEIN: Operator, at this time we are ready to take questions.

     OPERATOR: Again, if you would like to ask a question, please press star and then the number one on your telephone keypad. If you are in the question queue and no longer wish to ask a question, press (*) and then the number nine. Mr. Kocher, at this time, our first question comes from Andrew Lahde with Roth Capital.

     ANDREW LAHDE: Good afternoon.

     JOEL KOCHER: Hello, Andrew.

     ANDREW LAHDE: How are you?

     JOEL KOCHER: Good.

     ANDREW LAHDE: Two questions. In the press release you talked about Hostcentric being less profitable than you originally expected. Could you talk about that?

     JOEL KOCHER: Sure.

     ALLEN  SHULMAN:  Hi,  Andy.  This is Allen.  I think I can answer that one.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 14



Hostcentric signed a definitive agreement with us in December. And since then, as you might imagine, it hasn't been devoting very much to aggressive marketing efforts. As a result, we expect that their revenue will decline probably at a rate of about 1.0, 1.5, 2% a month. So that means the longer that we defer the acquisition, the more revenue bleeds off. And as a consequence, the lower amount of EBITDA that we can expect at the time of closing.

     ANDREW LAHDE: And what's causing the delay in the closing?

     ALLEN SHULMAN: There's a lot of legal things that have to get done with the S-4. The shareholders of Hostcentric are made up of a number of people who had shares in companies that were acquired by Hostcentric in a roll-up. Many of them are not qualified investors. As a result, the only way that they can take Interland stock is by having it registered through a Form S-4. And the SEC will have to review that. And once the S-4 form has been approved, then we have an election by the shareholders of Hostcentric. Under Delaware law, they are required to have 20 days within which to respond to that election proxy and then cast their vote. And then once the vote is done, it probably takes two or three days after that to actually complete the closing.

     ANDREW LAHDE: Okay. You mentioned acquisition costs for both shared and dedicated. Those are acquisition costs for organically growing, is that correct?

     JOEL KOCHER: That is correct.

     ANDREW LAHDE: And have you done the calculation on average what it was to acquire customers through acquisitions?

     ALLEN  SHULMAN:  Generally we pay about - we were paying  between 12 and 18

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 15



months revenue in order to acquire customers through acquisition. Today our cost of acquisition is down to about five months or three months or so on the shared side, and on dedicated, about two months. So you can see that we're now at a point where the cost of acquisition has come down far enough that we wouldn't be particular interested in doing additional acquisitions. I can tell you though that when we started our cost of acquisition a year ago was substantially higher. And in order to grow the company as fast as we needed to in order to achieve scale and economies of scale, the best way to do it at that point was through acquisition.

     JOEL KOCHER: Andy, I think - this is Joel - I think that the fact that we have been able to crack the code on moving or reducing our cost of acquisition to the level that we're now able to report is very substantial. I think it positions us to do what we need to do on a go forward basis to kind of push the company's organic growth levers.

     ANDREW LAHDE:  Okay. And you mentioned - I'm not sure if I heard this right
- 65 to 75% incremental margins on new business, is that right?

     JOEL KOCHER: Right. That is once the business is fully integrated.

     ANDREW LAHDE: Okay. So it seems to me like obviously it's preferred to obtain customers through organic growth in terms of the cost. But with those margins, it seems like it also might be worth it to do additional acquisitions if you're getting that large of gross margins.

     ALLEN SHULMAN: Well, I think that there is a return on investment that you have simply when you look at the cost of the acquisition itself, that is what you paid to the owners of the business you're acquiring, and what the incremental possibility is of the acquisition. But when you also take into

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 16



account the increased churn that you're likely to have, your customers that you acquire in companies as opposed to ones that you organically grow yourself, and take into account the integration costs that you almost always incur when you have to close data centers and negotiate termination of bandwidth contracts and so forth. On the disruption in your people as you do that, and as you have disruption in your systems as you try to integrate. Really the only reason that you would do that is because in a economies of scale business, you don't have enough scale to be cash flow positive to stop the flow of blood. And the best, and the fastest, and most economical way to do that is by buying large chunks of customers from somebody else. But in our current posture, it would take some to make it very attractive to us to acquire another customer base.

     ANDREW LAHDE: One last question and I'll let somebody ask some questions. Maybe I could get this from the press release. I'm not sure if it's in there. But you talked about the new accounts that were added. How many were lost or what was the net gain?

     ALLEN SHULMAN: During the quarter we scrubbed our accounts. We had a number of inactive accounts that we had stopped recognizing revenue on some time ago. If you recall, we had had a great deal of additional bad debt that we took at the end of the fourth quarter of 2002. But that has not translated as yet by the middle of October into actually terminating those accounts, and we terminated those accounts during this quarter. And that accounts for our account number drop.

     ANDREW  LAHDE:  Okay. So the total you  mentioned in the press  release,  I

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 17



didn't see it when I first read through it - total number of accounts.

     ALLEN SHULMAN: Total number of accounts at the end of the quarter is 181,000.

     ANDREW LAHDE: Okay. That's all I have for right now. Thank you very much.

     ALLEN SHULMAN: Thank you.

     OPERATOR: The next question comes from Douglas Newby with HCFP/Brenner Securities.

     DOUGLAS NEWBY: How are you?

     JOEL KOCHER: Good, thanks.

     DOUGLAS NEWBY: I apologize. I missed the first part of the call, so if I ask something that you've already addressed, then my apologies. But taking a step back to six, nine, maybe twelve months ago, you were looking at getting the business to a 55 to 60% gross margin sort of level. You've obviously re-jigged the business model a bit. What effect do you think that has on the projected margins two, three, four years out?

     ALLEN SHULMAN: First off, I think the most useful measurement for us is not cost of goods sold as it would be with a manufacturing company or gross margins, but rather the margin that we make on the incremental customer. We have an infrastructure that we have to provide whether we're serving one customer or 1,000 customers. So what we look at are the incremental costs compared to the incremental revenue. And as Joel had said, once we're fully integrated a couple of months from now, our incremental shared customers should provide us with about 60% of contribution margin.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 18



     DOUGLAS NEWBY: At what level? The added EBITDA?

     ALLEN SHULMAN: Yes, the added EBITDA. And just to give you some numbers on that, if you have a shared customer who provides you with about $27.00 of RPU you're going to spend in customer support calls, you'll probably get on the average of one call every three months. And a call costs about $25.00, so there's about $8.00 in customer support. Bandwidth costs you about another $1.00, and then you have the capital costs and data center operating costs of about another buck a month in order to provide the server and data operation center. So when you pull all that together, you get something like 75% for a shared customer, something like 60% for a dedicated customer for whom you have to provide a dedicated server and you have to configure that server to the requirements of that particular customer. So that makes dedicated just a little bit less profitable, but, of course, the RPU's are a lot higher.

     DOUGLAS NEWBY: Okay. So again in sort of broad terms, if you were able to take revenues from roughly 100 million a year to 200 million a year, sort of breakeven EBITDA as you stand, you could be dropping sort of 60, 70 million to the EBITDA line?

     ALLEN SHULMAN: Yes, and that's the power of the business and that's why we're knocking ourselves out over these two quarters to get this thing integrated so we can achieve that, begin to grow it, capture that contribution margin, exactly.

     DOUGLAS NEWBY: Okay. And one follow-up and then I'll let others come in. You've talked about some trial marketing programs, really trying almost in viral marketing within very focused potential customer groups. Are you getting good responses from that?

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 19



     ALLEN SHULMAN: I'm not prepared today. I will be prepared on the next conference call to disclose what type of results we're getting. We are at this point extremely enthusiastic, and actually continue to get more enthusiastic almost with every passing week as we nearly completed all of our research and planning. We are moving into market trials very, very soon. And all of our research clearly indicates that there is definitely a lot of there there. These customers have no choice. They have got to move to have an online presence, if for no other reason than to be competitive. And we're talking now about 700 million Internet users. We're also talking about clearly the way people shop and buy even though they may not actually conduct the purchase online itself. We're seeing that the shopping behavior of a huge percentage of Americans is shifting dramatically to at least look at the products and price comparatives online. And that's just in the product business. I didn't even mention the service business. Two-third's of the businesses in the United States are service oriented businesses. These businesses also have one or two killer apps, and with the acquisition of Trellix, we have clearly put ourselves in a position to capitalize on that. Now we believe at this point in the process, we are no longer in the "we think" category. We are in the "know" category that there is a lot of opportunity here. What really at this point becomes the question is not if there's opportunity, but how you're going to take these solutions to market. So when I talk about market testing, what we're really testing are distribution methods, and what is the best distribution or best small set of distribution methods that will give us the appropriate ROI's to roll out nationally. We think that our company is now equipped with these solutions. And given the capital position we have and the clout that we have in the market, that we are the

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 20



obvious player to bring these solutions to market in a big way. And it is our plan to be in a position to no later than the beginning of fiscal year '04 to roll this out on a much broader scale.

     DOUGLAS NEWBY: Okay. Thank you.

     ALLEN SHULMAN: You're welcome.

     OPERATOR: The next question comes from Vic Grover with Costman Brothers.

     RICHARD FETYKO: This is Richard Fetyko for Vic. Just some housekeeping questions. On the transition related expenses in the quarter that you mentioned in the press release of 7.8 million, was that all operating expenses or some of it was cap ex?

     ALLEN SHULMAN: No, it's all operating expenses.

     RICHARD FETYKO: And how does that compare to the restructuring costs shown on the P&L? Could you reconcile for that?

     ALLEN SHULMAN: Yes. Actually a lot of that detail reconciliation we've posted on our website, and we'll be glad to get that to you or fax it to you, or you can look on the website for it. But briefly, the major components of the 7.8 million dollars were our bandwidth buyouts, which were 2.9 million, rent buyouts that were 1.1 million, writing off equipment and close facilities, about a million, severance and PTS, about three-quarters of a million. And then we had 729,000 dollars in relocation fees, 380,000 dollars in freight, outside labor and bandwidth costs in order to move assets. The restructuring costs that we had taken in prior quarters was in order to establish reserves on facilities of which we had already announced the closing and where the closing is going to

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 21



take place under new GAAP rules within 60 days. And since on a number of these closings we were not ready to close within a 60-day period from our last quarter, we were unable to take that sort of step that companies have historically taken, which is what we would have loved to have done. You just recognize one single, large restructuring charge. You put it up on your balance sheet, and after that nobody has to hear you talk about what effect integration has on your P&L. Under the new GAAP rules you pretty much take it as you go. And unless you can identify the facility, the total liability, and inform the employees, and do all of that and have it done within 60 days, you're unable to take that restructuring charge. So these are current charges that were taken to the P&L, and that's in addition to whatever payouts we do on the restructuring charges that we had taken previously.

     RICHARD FETYKO: Okay. Your guidance is without Hostcentric, right?

     ALLEN SHULMAN: That's correct.

     RICHARD FETYKO: Can you give us the timing of the closing of Hostcentric?

     JOEL KOCHER: Yes. I think right now it's unlikely that it will happen in the third quarter, and it will happen hopefully at the very beginning of the fourth quarter. Again, that's up to the SEC. And as you probably know from talking to other customers, other clients, the situation at the SEC, which is adopting new regulations all the time, Reg G, as you know, goes into effect two days from now, which prohibits use of non-GAAP financial measures. You're going to find that the SEC staff and the Office of the General Counsel have to sort out how to apply those measures to different situations. And as a result, the SEC staff is up to their eyeballs on processing filings that customers have had,

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 22



that companies have had.

     RICHARD FETYKO: Okay. Also, you mentioned shared hosting customers of 181,000. What was the dedicated at the end of the quarter?

     JOEL KOCHER: Six thousand, seven thousand.

     RICHARD FETYKO: Sorry - seven thousand?

     JOEL KOCHER: Seven thousand servers. We go by server count on the dedicated side.

     RICHARD FETYKO: Okay. Out of the gross assets, were all of them added to the Blue Halo system platform?

     JOEL KOCHER: About 70% were added to the Blue Halo system.

     RICHARD FETYKO: Okay. And the rest, why would you not put all of them? Obviously some of the data centers are still not on Blue Halo probably, right?

     JOEL KOCHER: Some of those customers opted for a different platform simply because they may have already been on a different platform and they're adding additional accounts, resellers who didn't want to change platforms at this point time, and then we still have additional adds on some of the old legacy platforms that we've not moved over yet. I think as we move further into the future, we're already seeing and should continue to see an increasing number of accounts move over to that platform.

     RICHARD FETYKO: Okay. And so the second phase of your strategy, the three phases that you outline, should be done the end of May basically?

     JOEL KOCHER: That's correct.

     RICHARD FETYKO: Okay. That's all my questions. Thanks.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 23



     JOEL KOCHER: Thank you.

     OPERATOR: Your next question comes from Andrew Lahde with Roth Capital.

     ANDREW LAHDE: Hi, just a quick follow-up question. You basically changed your format of reporting, adding one thing that I was actually hoping you would add, which is a line for D&A. But it presents problems from a comparability standpoint. Your second line was network operating costs. And I'm looking at actually last year - 8.8 million. And if I look at what I had in historical numbers, cost of revenues came in at 13.8 last year. So is the difference there basically D&A or what else is the difference?

     ALLEN SHULMAN: That's right. Under the old structure, a portion of depreciation, primarily depreciation rather than amortization, was taken into account in cost of goods sold, and would have fed into that line. Frankly, we don't think that's particularly appropriate for our business.

     ANDREW LAHDE: Okay. So that is the only other expense that's not in there?

     ALLEN SHULMAN: Yes, that's correct.

     ANDREW LAHDE: Okay. Will you be detailing that like in a pro forma matter in your Q so we can - you're going to see your gross margins basically explode because of that change in reporting, and you need some comparability there.

     ALLEN SHULMAN: Sure, we'll do that. We'll probably do it once as a bridge, and then I think we'll be done with it and go with the go forward approach, which we think much more cleanly and accurately shows people the real progress of the business. I think that's particularly true when it comes to the depreciation and amortization piece. The amortization of customer accounts that we acquire is something that was up above that line, and I just don't think that

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 24



that makes a lot of sense. In our case, a per share count becomes affected by the number of shares that we give out, so our earnings per share is affected twice, one by diminishing the P&L as we amortize the value of those customers, and then also in the denominator as we increase the number of shares. I think this gives people who want to look at it on an EBITDA basis an easy comparable basis to figure out what that is. And also people who are interested in liquidity measures can much more easily take the non-cash depreciation and amortization into account when doing their own valuations.

     ANDREW LAHDE: Okay. That's all I had. Thank you.

     ALLEN SHULMAN: Thanks, Andy.

     OPERATOR: The next question comes from David Bove with Paradigm Capital.

     DAVID BOVE: Hi. What was the churn rate in the quarter versus last year, year over year?

     ALLEN SHULMAN: That's a tough one to sort out. What happened over this quarter is we had as many as 32 people who went through all of the accounts that we had acquired over 2002, and took the provision for bad debt and allocated to individual accounts, contacted those people to try to find out whether they still had a website and whether or not they still wanted to go forward with it. And then terminated those ones and cancelled those ones that needed to be cancelled. That didn't affect revenue in many cases because our policy was to stop recognizing revenue for anybody who was outstanding more than 90 days. In February we changed that to any customer who was outstanding more than 30 days, and we then froze it. So if you were to take a look barely at the number of

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 25



accounts that we terminated during the quarter, you would come up with an artificial high level of churn. Based on what we're seeing on a weekly basis, I think the churn level is probably something like 3.5% on a go forward basis. But now that we have that database of customers clean, I think it will be relatively easy to see going forward a churn rate that's much more meaningful.

     DAVID BOVE: When do we discontinue recognizing revenues?

     ALLEN SHULMAN: We started no longer recognizing revenues with the second fiscal quarter. What we did was in the middle of October, as we were doing our close of the fourth fiscal quarter, we took a large charge to bad debt. And we then took that 5.0 million dollar charge to bad debt and allocated that back across customers during the course of this quarter, then calculated through a query program how much was outstanding more than 90 days from customers. And any of those customers that had generated invoices during the month, those invoices were discounted from revenue. So that affected our November revenue, our December revenue, our January revenue. And then in our February revenue, we do not count the revenue from any customer who has been more than 30 days overdue. And in accordance with financial reporting rules, we also don't provide those people with service. And it's for that reason that we don't calculate the revenue.

     DAVID BOVE: Okay. So starting when did we implement the when 30 days overdue, we don't count the revenue? When does that start?

     ALLEN SHULMAN: The month of February.

     DAVID BOVE: The month of February?

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 26



     ALLEN SHULMAN: Yes, sir.

     DAVID BOVE: Okay. So that was the last month of the quarter, right?

     ALLEN SHULMAN: That's right.

     DAVID BOVE: Okay. Looking at the balance sheet I see that the deferred revenue is down about 28%. Is that a leading indicator of what we're going to see on the top line?

     JOEL KOCHER: No, that's a function of two things coming together. One is when you write off customers, you also write off the deferred revenue balance that you've got for them on your balance sheet. And that would affect revenue going forward if that drop in revenue was what is figured into our projections for the third and fourth quarters. But another reason why deferred revenue can drop is when we take customers and convert them as we do from being term customers who have three month, six month or one year terms to month to month customers. Every time a customer comes up for renewal, we try very hard - we make some exceptions for charitable organizations and for government units, but we try very hard to convert them to month to month. The reason for that is that our experience has shown that when you charge somebody for a full year and then they don't renew until a year later, the likelihood of that customer churning becomes much higher than if that customer is paying for the service on a month to month basis, so we do that conversion. And when we convert them, we relieve our deferred revenue balance of everything that they would otherwise have prepaid.

     DAVID BOVE: So now customers pay monthly?

     JOEL KOCHER:  For the most part, we're moving to that. At this point, we're

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 27



about 50/50.

     DAVID BOVE: And do they pay automatically to a credit card or do you invoice them every month?

     JOEL KOCHER: We try to have our customers pay by credit card. Most of our customers today do pay us by credit card, but a significant number of our customers pay us on statements that they receive 30 days before the payment is due.

     DAVID BOVE: Okay. And just to move back a second, prior to February, what was our policy in suspending the recognition of revenue?

     ALLEN SHULMAN: Beginning in November, the policy was that we did not recognize any revenue from customers who were outstanding on their invoices more than 90 days.

     DAVID BOVE: Okay. No payment in 90 days.

     ALLEN SHULMAN: Right.

     DAVID BOVE: What was the organic growth in the quarter, the growth that we generated through our distribution channel year over year?

     JOEL KOCHER: Well, on the shared side, it was about 11,881 accounts, which was up from 10,988 accounts in the previous quarter, or about 8.1%. And in dedicated, we added 1,085 servers, up from 996 servers in the previous quarter, or up 8.9%.

     ALLEN SHULMAN: And then if you want to compare that to the second quarter of the previous year, in the second quarter of '02, our organic edge on shared was 9,425 units, and on the dedicated side, 755 units.

     DAVID BOVE: Okay. So you're saying that organic volume was up 80% year over year?

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 28



     JOEL KOCHER: No.

     ALLEN SHULMAN: No, wait a second. We were up sequentially in organic growth adds, we were up 8.1% in shared, and up 8.9% in dedicated. On a year on year basis, on dedicated we were up 43%, and in shared we were up 26%. So obviously we're fairly pleased with that and we're moving in the right direction.

     DAVID BOVE: So did pricing change at all?

     ALLEN SHULMAN: No, you must have missed my comments earlier. I said actually that RPU's on shared stayed flat at $28.00, the price of the lever. And in dedicated, our RPU's actually grew very nicely sequentially 7.5% from $400 to $430.

     DAVID BOVE: Okay. As I look at the income statement year over year, why am I not seeing the growth come through?

     JOEL KOCHER: Two primary reasons you're not seeing the growth come through. And if you look at the press release, you'll see that we're projecting still a slight degradation in revenue for the third quarter sequentially, and then in the fourth quarter we begin to see the growth start to fall through. The two primarily reasons are, one, is we have the clean-up of all these acquired accounts that we've acquired through these eight acquisitions, many of which are slow pays or non-pays, and we're not going to tolerate that. Secondly, don't forget that when you make these acquisitions, some of these are account acquisitions so there's no natural regenerative capability of those. So those are recurring revenue bases which have some inherent churn rates, and we have to absorb those into the base and compensate for that churn rate with an organic growth rate. Because we have not put a tremendous amount of focus on organic

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 29



growth until very recently, we have seen a negative inertia or negative growth rate in the business. So we think as we complete the cycling of all of these accounts through the new accounts receivable 30-day policy, which we think is the right thing to do, and we complete our integration process and have absorbed all the breakage from that, that with these types of organic growth rates that we should turn the business a net positive in the fourth quarter, and hopefully never look back.

     DAVID BOVE: Excuse me. If you're saying that year over year our volume is up 40%, and we added acquisitions in the meantime, then why is revenue essentially flat? I didn't really understand your answer to the question.

     ALLEN SHULMAN: Well, you have to understand that when you acquire new businesses - let me give you a great example. Let's take the example of Interhost. When we acquired Interhost, we acquired the customers and we bring the customers into our fold, but the sales engine of Interhost stops. And that means that there are no new adds coming from the business that we acquire. And those customer bases are not going to grow. As a matter of fact, they're going to start to shrink. The average shrink is probably somewhere in the neighborhood of two to four percent a month in churn. And if you turn off the growth engine, if you stop selling, then you're relying for growth on the single growth engine that we have in Atlanta in order to add customers, in order to replace the churn. So as the business grows, as the base of customers grows through acquisition, we find that we have more and more churn coming off simply as a percentage of a larger base. And the gross add has to go up simply to keep us even. And that's essentially the position that we were in during the second year

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 30



when we're not focused on growing the business organically, but simply on reducing expenses. If you want to give us a call tomorrow or if you want to give Fabrice a call tomorrow, we'll be glad to take you through it chapter and verse. It's something that we understand very well, something that we've been struggling with. But as you acquire customers through acquisition, that large base of customers begins to melt the first day you have it, and you need to increase your growth engine just to keep even.

     FABRICE KLEIN: With that, I want to ask the Operator if there are a lot of people in line for questions because we're rapidly running out of time.

     OPERATOR: The next question comes from Jared Berlin with Geocapital.

     JARED BERLIN: Hi. Can you give me the number - if we took out these kind of one-time items like merger and acquisition costs and other such stuff associated with the restructuring, what would EBITDA have been this quarter?

     ALLEN SHULMAN: About 520,000 dollars negative.

     JARED BERLIN: Five hundred and twenty thousand dollars negative. Is this an appropriate forum for you to just kind of work back into that number for me, because I don't see how you get there?

     ALLEN SHULMAN: Sure. I can work it back a lot of different ways, but probably the best way to look at it is if you take EBITDA from continuing operation s of 8.9 million dollars and add back transition expenses of 7.8 million dollars, 628,000 dollars in the Trellix mass market effect, and that gets you to an underlying EBITDA without mass market Trellix of 526,000 dollars. That compares to the breakeven that we implied in our press release that we put out

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 31



in January.

     JARED BERLIN: Okay. And your guidance for Q3 is for a 3.0 million dollar EBITDA loss. And I guess the EBITDA loss is associated with these charges for restructuring?

     ALLEN SHULMAN: Yes, a good bit of it is. All but 200,000 dollars of our remaining 2.2 million dollars worth of transition expenses will be incurred in the third quarter.

     JOEL KOCHER: And we also have a million and a half of expenditures related to our Trellix mass market activities forecast for the third quarter.

     JARED BERLIN: Okay. And then when we get to Q4, we're looking at a 3.0 million dollar positive EBITDA, a 6.0 million dollar swing. What is that driven by?

     ALLEN SHULMAN: That's driven by having spent all of these transition expenses in the two quarter period, and in second quarter, and in third quarter, and realizing 25 million dollars of expense reduction from the rate at which we were spending in the first quarter to the rate that we'll be spending in the fourth quarter. We're going to have much, much less bandwidth costs, much, much less people costs, much, much less real estate costs. And that's what we've been doing over this two quarter period as we announced at the end of fourth quarter. By the fourth quarter, we'll only be spending about 200,000 dollars worth of transition expenses, and we'll be able to reap the benefits of the savings that we've worked so hard for over the six month period.

     JARED BERLIN: And part of that savings is going to show up in the network operation line, in the sales and marketing line. It's not just kind of the restructuring stuff going away?

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 32



     ALLEN SHULMAN: The network operating costs dropped dramatically. Primarily it's a function of bandwidth.

     JARED BERLIN: Okay. And then two other quick questions. And bad debt going forward, what do you think your quarterly bad debt expense going forward once the business is kind of the way you want it to be, or how do you think that's going to look?

     JOEL KOCHER: Based on the sort of experience that we've had, and we've done an awful lot of studies of this, we think that we should have bad debt of about 3% in the month of March, and 2% in the months after that. And that's a function of - it's really a tradeoff between the recognition of revenue and the recognition of bad debt. And by having the strict policy that we instituted in February, we don't allow customers to get to the point where they can become bad debt.

     JARED BERLIN: And my final question, you just stated that 3.5% churn going forward - monthly churn is reasonable. Is there any way to lower that? That's a tough way to run a business where you're losing over a third of your customer base, of your revenue base every year.

     JOEL KOCHER: And it's something that's coming down. And you also have to understand that that's really a hetradigm between dedicated, churn and share churn. Our share churn was 2.5% in the first quarter of '03. Our dedicated churn was over 4.5% in the first quarter of '03. And so what you're seeing is a blend of those two. We have, however, made very substantial progress in dedicated churns which recently has been coming down fairly dramatically. Shared I think improves at a slower rate than that. But I wouldn't want to forecast anything

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 33



less than 3.5% churn, whether it's a function of recognition of revenue or a function of recognition of bad debt. I think for now 3.5 is probably a good conservative number, and we'll hope to improve that. To the extent that we affect churn by the services that we're providing, I think we've made enormous progress. For example, in February of last year, we were generating 88,000 support tickets because people had to call to fix something with respect to their websites. In December of '02, just in that month, we were down to 40,000 tickets. So we've cut by more than half the number of trouble calls that people are making. And our average speed to answer went from 203 seconds down to 36 seconds. And our up time has been increasing as well. So all of that means that we think we have much more satisfied customers. But this is a business that still has a number of people who get on to the Internet, decide that they want to try to start their own small business, selling something on the Internet. And our base churn rate forever can always be expected to have a reflection of the failure rate of start-up small businesses, and these, of course, are low capital start-ups. I think it's a fact of life. What we've done - and our strategy is to design a very automated process that doesn't cost us very much to start up a website, and it doesn't cost us very much to turn off a website. So our actual cost that we have to endure for the churn is not very much at all. Obviously, for revenue generation purposes, we'd like it to be a whole lot less. But I think it's a fact of business. There are many successful businesses that tolerate high rates of churn. I saw in the paper the other day that HBO, the cable company, has a churn rate of 5% a month. So you can do it. The key for us I think going forward is to exploit the mass market opportunity. And if we do

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 34



that successfully, our growth rate and add rate from new businesses will so far pass the rate of churn that it won't be an issue going forward.

     JARED BERLIN: And then, I'm sorry, just one more. So EBITDA positive of 3.0 million dollars in Q4. So that will more than cover your cap ex in Q4. What will cash be do you think in Q4, and what are we going to burn until that point when we start generating cash?

     ALLEN SHULMAN: I don't think it's so much of a burn, but we still have some items that are discretionary items. I think our cash balance at the end of the fourth quarter will be in the 80 to 90 million dollars range, depending upon how many of these things we take advantage of. So, for example, we had acquired when we acquired some of these companies, the debt that came along with it. We haven't done anything with this debt today, but obviously the interest rate that it's carrying is a lot higher than the return we get on investing cash. As we become more comfortable, as we get closer to the fourth quarter, as we see our cash balances begin to rise, we're going to be thinking about discharging those liabilities when appropriate. We have other opportunities to spend cash in order to clean up the balance sheet and improve the profitability of the company going forward, but we're going to be conservative with cash. We've got a share buyback program that we announced today that could use up to 10 million dollars in cash. So we'll probably be conservative with cash for a while. But as we get closer to the fourth quarter and we have some real visibility into what our cash balances are and what our revenue generation or cash generation prospects are, we'll make the appropriate decision.

     JARED BERLIN: Thank you.

INTERLAND'S SECOND QUARTER 2003 CONFERENCE CALL                          PAGE 35



     OPERATOR: Mr. Kocher, at this time, there are no further questions in queue. Please continue with your presentation.

     JOEL KOCHER: Well, thank you very much and we'll see you next quarter.

     [END OF CONFERENCE CALL]